Mail Stop 4561

May 22, 2006

Jason Ma
Chief Executive Officer
Titanium Group Limited
4/F, BOCG Insurance Tower
134-136 Des Voeux Road Central
Hong Kong

> **Re: Titanium Group Limited**
> **Registration Statement on Form S-1**
> **Amendment Filed April 28, 2006**
> **File No. 333-128302**

Dear Mr. Ma:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments.

General

1. Please update your financial information contained in your registration statement pursuant to Rule 3-12 (d) of Regulation S-X as necessary.

2. Please provide the disclosure required by Item 502(d) of Regulation S-K.

Management's Discussion and Analysis and Results of Operations, page 11

3. We note your response to our prior comment 2 of our letter dated April 19, 2006 and we reissue a part of the comment. Your supplemental response primarily addresses the advantages of keeping "offering proceeds" in a segregated bank account yet does not address the reasons why overdrafting the checking account, rather than using cash resources, allows the company to "better track the performance of your operations." Since the company is not in receipt of the proceeds from this offering, your response regarding the benefits of keeping these funds in a separate account does not explain why management chooses to overdraw the checking account and why this enables you to better track

performance. Please revise giving appropriate consideration, if applicable, to the company's leverage strategy as requested in the prior comment.

Selling Shareholders, page 45

4. We note that the number of shares registered for resale on behalf of Catherine Leung changed in Amendment 1. Please provide us with a complete discussion of how the additional securities were acquired by Ms. Leung.

Part II – Information Not Required in Prospectus

Recent Sales of Unregistered Securities

5. We note you have filed a Form D, notices of sales of securities pursuant to Regulation D, on March 30, 2006. Please advise us of the date of the sales of the securities covered by the Form D. If these sales are not described in your Item 15 disclosure, revise as appropriate.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Tom Ferraro at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Ingram at (202) 551-3397. If you require further assistance, please contact me at (202) 551-3462, or the Assistant Director, Barbara C. Jacobs, at (202) 551-3735.

Sincerely,

Mark P. Shuman
Branch Chief

cc: Fay M. Matsukage (by facsimile)
        303-777-3823